                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 30)*



                         AMERICAN REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas  75231  (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               December 9, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 2 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Basic Capital Management, Inc.
75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               1,169,151
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               1,169,151
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,169,151
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


39.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 3 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

National Operating, L.P.
75-2163170
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               48,933
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               48,933
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


48,933
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


1.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 4 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Gene E. Phillips Children's Trust
13-6599759
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               24,583
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               24,583
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


24,583
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


.8
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 5 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Continental Mortgage and Equity Trust
94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               204,522
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               204,522
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


204,522
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


7.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), successor to American Realty Trust, a District of Columbia business trust, and amends the statement on Schedule 13D filed on October 13, 1994. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Gene E. Phillips ("Phillips"), Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Ryan Phillips (collectively the "Reporting Persons").

         Gene E. Phillips, BCM, CMET, NOLP, the GEP Trust and Ryan Phillips may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of BCM are also executive officers of CMET. Ryan Phillips is a director of BCM and the adult son of Gene E. Phillips. Gene E. Phillips is a general partner of Syntek Asset Management, L. P . ("SAMLP"), which is the general partner of NOLP and Mr. Phillips' children, including Ryan T. Phillips, are beneficiaries of the GEP Trust.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
- ----                                                 --------------------

Oscar W. Cashwell                                President & Director of
                                                  Property and Asset Management

Hamilton P. Schrauff                             Executive Vice President
                                                  and Chief Financial Officer

Karl L. Blaha                                    Executive Vice President -
                                                  Director Commercial
                                                  Management

Clifford A. Towns, Jr.                           Executive Vice President,
                                                  Finance

Steven R. Young                                  Executive Vice President -
                                                  Director of Acquisitions

Randall M. Paulson                               Executive Vice President

Thomas A. Holland                                Senior Vice President and
                                                  Chief Accounting Officer

Robert A. Waldman                                Senior Vice President,
                                                  General Counsel and Secretary

Drew D. Potera                                   Vice President, Treasurer
                                                  and Securities Manager

Ryan T. Phillips                                 Director

M. Ned Phillips                                  Director


          Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is
Chief Executive Officer of Syntek West, Inc.   Mr. Phillips is a citizen of the
United States of America.

         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of December 9, 1994, the Company owned 33.2% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET:

       Name                         Position(s) with CMET
       ----                         ---------------------

Oscar W. Cashwell                  President

Hamilton P. Schrauff               Executive Vice President and
                                    Chief Financial Officer

Karl L. Blaha                      Executive Vice President -
                                    Director of Commercial
                                    Management

Thomas A. Holland                  Senior Vice President and
                                    Chief Accounting Officer

Robert A. Waldman                  Vice President and Secretary

Drew D. Potera                     Treasurer

Willie K. Davis                    Trustee

Randall K. Gonzalez                Trustee

Bennett B. Sims                    Trustee

Ted P. Stokely                     Trustee

Geoffrey C. Etnire                 Trustee

A. Bob Jordan                      Trustee

         Information with respect to Messrs. Cashwell, Holland, Schrauff, Blaha, Waldman and Potera is disclosed in (I) above.

         Mr. Davis' business address is 333 Union Street, Suite 400, Nashville, Tennessee 37201. Mr. Davis' present principal occupation is Chairman of Mid-South Financial Corporation. Mr. Davis is a citizen of the United States of America.

         Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is Vice President of TMC Realty Advisors, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Sims' business address is 62 W. 91st Street, Apt #3, New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

         Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

          Mr. Jordan's business address is 6051 North Brookline, Suite 119, Oklahoma City, Oklahoma 73112. Mr. Jordan's present principal occupation is an Attorney. Mr. Jordan is a citizen of the United States of America.

         (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

          Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (VI) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended to read as follows:

         The purpose of the acquisition of the Shares by BCM is for investment and additionally, to better align the interests of BCM with the Stockholders of the Company.

         The Reporting Persons consider the Shares to be an attractive investment and anticipate that they may, subject to prevailing market conditions, availability of financing and other factors, increase their ownership of the Company through additional market purchases.

Item 5.  Interest in Securities of the Issuer

         Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:
         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:


                                      Shares Owned Directly
                                      ---------------------

                                  Number of               Percent of
Name                              Shares                  Class (1)
- ----                              ---------               ----------
BCM                              1,169,151                    39.9%
CMET                               204,522                     7.0
NOLP                                48,933                     1.7
Phillips                                 0                     0
GEP Trust                           24,583                     0.8
Ryan Phillips                          445                     *

                   TOTAL         1,447,634                    49.4%


                                     Shares Owned Beneficially
                                     -------------------------

                                 Number of                  Percent of
Name                              Shares                     Class (1)
- ----                              ---------                  ----------
BCM                              1,169,151                    39.9%
CMET                               204,522                     7.0
NOLP                                48,933                     1.5
GEP Trust                           24,583                     0.8
Ryan Phillips (2)(3)             1,193,734                    40.7
M. Ned Phillips (2)              1,169,151                    39.9
Phillips   (4)                      48,933                     1.7

Total shares beneficially owned
  by Reporting Persons           1,447,634                    49.4%

__________________

*        less than one-tenth of one percent

(1) Percentage calculations are based upon 2,929,164 Shares outstanding at December 9, 1994. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in
         Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) Voting and Dispositive Power

         The Trustee of GEP Trust has complete voting and dispositive power over the 24,583 Shares held by the GEP Trust. Mr. Phillips shares voting and dispositive power over the 48,933 Shares held by NOLP. Each of the Trustees of CMET share voting and dispositive power over the 204,522 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 1,169,151 Shares held by BCM. Ryan T. Phillips has complete voting and dispositive power over the 445 Shares held directly by him.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                    Number of      Price              Type of
Person          Date         Shares         Per Share          Transaction
- ---------       ----         ---------      ---------          -----------
BCM             10/12/94        600         $11.50             Open Market
BCM             10/13/94        300         $11.50             Open Market
BCM             10/17/94        700         $11.50             Open Market
BCM             10/18/94        700         $11.50             Open Market
BCM             10/19/94        800         $11.50             Open Market
BCM             10/20/94        200         $11.50             Open Market
BCM             09/21/94        500         $11.50             Open Market
BCM             10/21/94        100         $11.50             Open Market
BCM             10/28/94        200         $11.50             Open Market
BCM             10/31/94        300         $11.50             Open Market
BCM             11/07/94      1,000         $11.50             Open Market
BCM             11/10/94      1,100         $11.50             Open Market
BCM             11/10/94        300         $11.375            Open Market
BCM             11/15/94        400         $11.50             Open Market
BCM             11/29/94        500         $11.50             Open Market
BCM             11/29/94        500         $11.50             Open Market
BCM             11/29/94      5,000         $11.50             Open Market
BCM             11/29/94      1,000         $11.50             Open Market
BCM             12/01/94        200         $11.375            Open Market
BCM             12/01/94      4,400         $11.50             Open Market
BCM             12/01/94        100         $11.50             Open Market
BCM             12/06/94        100         $11.50             Open Market
BCM             12/07/94        100         $11.50             Open Market
BCM             12/08/94      2,000         $11.75             Open Market
BCM             12/08/94      7,000         $11.75             Open Market

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby amended to read as follows:

         BCM has pledged 27,000 Shares to Accutrade, pledged 20,000 shares to Advest, Inc., pledged 16,000 shares to Baker & Co., Inc., pledged 166,667 shares to the Bank of Baltimore, pledged 85,266 Shares to Bear Stearns & Co., pledged 20,136 shares to Brown & Company Securities Corporation, pledged 12,000 Shares to Chatfield Dean & Co., pledged 20,000 shares to CJ Lawrence, Inc., pledged 23,000 shares to Cowen & Company, pledged 56,600 shares to Dean Witter, pledged 23,000 shares to Dillon Read and Co., Inc., pledged 21,263 shares to First Alabama Investments, Inc., pledged 29,000 shares to H D Vest Financial Services, pledged 23,900 shares to Hambrest & Quist Incorporated, pledged 25,000 shares to IDS Financial Services, Inc., pledged 26,000 shares to Kemper Securities Group, Inc., pledged 19,055 shares to Kidder Peabody, pledged 20,000 shares to Kirpatrick Pettis, pledged 27,000 shares to Legg Mason Wood Walker, Incorporated, pledged 18,000 shares to Lehman Brothers, pledged 20,000 shares to Lombard, pledged 20,281 shares to Mabon Securities Corp., pledged 12,000 shares to Montgomery, pledged 13,100 shares to the Ohio Company, pledged 26,000 shares to Olde, pledged 10,700 shares to Oppenheimer (TX), pledged 11,000 shares to Pacific Brokerage, pledged 25,000 shares to Paine Webber (TX), pledged 14,000 to Paine Webber (NY), pledged 73,583 shares to Piper Jaffray, pledged 20,000 shares to The Prinicipal, 26,300 shares to Prudential (PA), pledged 28,700 shares to Prudential (TX), pledged 14,400 shares to Prudential
(TX) #2, pledged 21,200 shares to Quick & Reilly, pledged 20,000 shares to Rodman & Renshaw, pledged 25,000 shares to Shearson (TX), pledged 20,000 shares to Signet, pledged 28,600 shares to Southwest Sec., pledged 20,200 shares to Wachovia and pledged 20,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

         NOLP has pledged 48,933 shares to Lehman (NY) in stock margin accounts maintained by it with such broker.

         CMET has pledged 7,700 shares to Jeffries & Co., pledged 114,781 shares to Neuberger & Berman, pledged 40,700 shares to Prudential (TX) #2 and pledged 41,341 shares to Smith Barney in stock margin accounts maintained by it with such brokers.

         GEP TRUST has pledged 24,583 shares to Dean Witter in stock margin accounts maintained by it with such broker.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: December 29, 1994

                             BASIC CAPITAL MANAGEMENT, INC.


                             By:/s/ Hamilton P. Schrauff
                                Hamilton P. Schrauff
                                Executive Vice President


                             NATIONAL OPERATING, L.P.

                             By: Syntek Asset Management, L.P.
                                 General Partner

                             By: Syntek Asset Management, Inc.
                                 Managing General Partner


                             By: /s/Hamilton P. Schrauff
                                 Hamilton P. Schrauff
                                 Executive Vice President


                             GENE E. PHILLIPS CHILDREN'S TRUST


                             By: /s/Donald W. Phillips
                                 Donald W. Phillips
                                 Trustee


                             CONTINENTAL MORTGAGE AND EQUITY TRUST


                             By: /s/Hamilton P. Schrauff
                                 Hamilton P. Schrauff
                                 Executive Vice President

                             RYAN PHILLIPS


                             By: /s/Ryan T. Phillips
                                 Ryan T. Phillips





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